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Quick Law Group
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

January 10, 2007

Max A. Webb, Esq.
Rolaine Bancroft, Esq.
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
Washington, D.C. 20548

Re:
Crystal International Travel Group, Inc.
Amendment no. 7 to Registration Statement on Form SB-2
Filed January 10, 2006
File No. 333-136143

Dear Mr. Webb and Ms. Bancroft,

Thank you for your comment letter dated January 9, 2007 regarding Amendment no. 6 to the registration statement on Form SB-2 for Crystal International Travel Group, Inc. (the "Company").

The following responses reference page numbers of marked versions of Amendment no. 7.

  Registration Statement

  Cover Page of Registration Statement

  1.
  Footnote 1 to the fee table has been clarified to indicate that Rule 416 does not apply when shares are issued at less than a certain price.

  Quarter Ending October 31, 2006 Compared to October 31, 2005

  2.
  On page 15, the Management Discussion and Analysis has been revised and clarified. The Company has deleted the comment regarding financial data not being indicative of its financial position and results.

  Signature Page, II-8

  3.
  On page II-8, Peter Gallic has signed as Chief Financial Officer and Controller.

Please do not hesitate to contact me at (720) 259-3393 or (303) 641-3735 with any questions or concerns. The Company's Chief Executive Officer can be reached at (973) 644-0900 or (908) 938-1172.

We both look forward to working with you to finalize this process.

Best regards,
/s/ JEFFREY M. QUICK
Jeffrey M. Quick
cc:
Mr. Fabrizzio Busso-Campana
Crystal International Travel Group, Inc.

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Quick Law Group A PROFESSIONAL CORPORATION ATTORNEYS AT LAW